SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Items

1.	Circular dated April 22, 2005;
2.	Proxy Form for use at the Annual General Meeting (“AGM”); and
3.	AGM Notice Announcement dated April 22, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: May 4, 2005	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in PCCW Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee, or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES,
REFRESHMENT OF EXISTING SHARE OPTION SCHEME,
APPROVAL OF NEW SHARE OPTION SCHEME OF
PACIFIC CENTURY PREMIUM DEVELOPMENTS LIMITED,
AMENDMENTS TO THE ARTICLES
AND
RE-ELECTION OF RETIRING DIRECTORS

Notice convening the AGM (as defined herein) to be held on Monday, May 23, 2005 at 11:00 a.m. in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong is set out on pages 29 to 34 of this circular. Whether or not Shareholders are able to attend the AGM, they are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and deposit it with the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, as soon as possible but in any event no later than 48 hours before the time appointed for holding the AGM (or any adjournment thereof). Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the AGM (or any adjournment thereof) should they so desire.

April 22, 2005

— i —

DEFINITIONS

     In this circular and the appendices to it (other than Appendix 2), the following expressions have the following meanings unless the context requires otherwise:

“AGM”	the annual general meeting of the Company to be held on Monday, May 23, 2005 at 11:00 a.m. in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong;

“Articles”	the Articles of Association of the Company;

“Auditors”	the auditors, from time to time, of the Company;

“Board”	the board of Directors;

“Companies Ordinance”	the Companies Ordinance (Chapter 32) of the Laws of Hong Kong;

“Company” or “PCCW”	PCCW Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange;

“Directors”	directors of the Company;

“Eligible Person”	any director, executive director, non-executive director, independent non-executive director, officer and/or employee of the Group or any member of it, whether in the full time or part time employment of the Group or any member of it, and any consultant, adviser, supplier, customer or sub-contractor of the Group or any member of it, and any other person whomsoever is determined by the Board as having contributed to the development, growth or benefit of the Group or any member of it or as having spent any material time in or about the promotion of the Group or its business; and provided always, that an Eligible Person can be an individual or other person;

“Existing Share Option Scheme”	the share option scheme adopted by the Company on May 19, 2004;

“Financial Year”	a year or other period for which the Company’s consolidated accounts are prepared;

“Group”	the Company and its subsidiaries from time to time and any body corporate or other legal entity or person in which the Company and/or any of its subsidiaries has any interest from time to time, whether as holder of shares or of a partnership interest or otherwise howsoever;

DEFINITIONS

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China;

“Latest Practicable Date ”	April 6, 2005, being the latest practicable date for ascertaining certain information for inclusion in this circular;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Notice”	notice of the AGM as set out on pages 29 to 34 of this circular;

“Option”	an option to subscribe for Shares granted pursuant to the Existing Share Option Scheme;

“PCPD”	Pacific Century Premium Developments Limited, a subsidiary of the Company incorporated in Bermuda and owned as to approximately 61.66% by the Company as at the Latest Practicable Date, whose shares are listed on the Stock Exchange;

“PCPD Share Option Scheme”	the new share option scheme proposed to be adopted by PCPD for the benefit of the employees and directors of PCPD and its subsidiaries and other eligible participants specified thereunder and to be approved by the Company at the AGM;

“Retiring Directors”	the Directors retiring at the AGM and, being eligible, are offering themselves for re-election at the AGM in accordance with the Articles;

“SFO”	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong;

“Shares”	shares of $0.25 each in the capital of the Company or, if there has been a sub-division, reduction, consolidation, reclassification or reconstruction of the share capital of the Company, the shares forming part of the ordinary share capital of the Company as a result from such sub-division, reduction, consolidation, reclassification or reconstruction;

“Shareholders”	holders of Shares, from time to time;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Takeovers Code”	the Code on Takeovers and Mergers; and

“$” and “cents”	Hong Kong dollars and cents respectively, the lawful currency of Hong Kong.

LETTER FROM THE BOARD OF DIRECTORS

Executive Directors:	Registered Office:
Li Tzar Kai, Richard (Chairman)	39th Floor, PCCW Tower
So Chak Kwong, Jack (Deputy Chairman	TaiKoo Place, 979 King’s Road
and Group Managing Director)	Quarry Bay, Hong Kong
Yuen Tin Fan, Francis (Deputy Chairman)
Peter Anthony Allen
Alexander Anthony Arena
Chung Cho Yee, Mico
Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO
Zhang Chunjiang
Dr Tian Suning (Deputy Chairman)
Dr Fan Xingcha

Independent Non-Executive Directors:
Prof Chang Hsin-kang
Dr Fung Kwok King, Victor
Dr The Hon Li Kwok Po, David, GBS, JP
Sir Roger Lobo, CBE, LLD, JP
Aman Mehta
The Hon Raymond George Hardenbergh Seitz
April 22, 2005

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES,
REFRESHMENT OF EXISTING SHARE OPTION SCHEME,
APPROVAL OF NEW SHARE OPTION SCHEME OF
PACIFIC CENTURY PREMIUM DEVELOPMENTS LIMITED,
AMENDMENTS TO THE ARTICLES
AND
RE-ELECTION OF RETIRING DIRECTORS

LETTER FROM THE BOARD OF DIRECTORS

INTRODUCTION

     At the AGM, the Notice of which is set out on pages 29 to 34 of this circular, ordinary resolutions will be proposed to grant the Directors the general mandates to issue and repurchase Shares, refresh the Existing Share Option Scheme and approve the PCPD Share Option Scheme and also a special resolution will be proposed to amend the Articles.

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

Ordinary resolutions will be proposed at the AGM relating to general mandates:

(i)	authorizing the Directors to allot, issue and otherwise deal with additional Shares (and securities convertible into Shares) with an aggregate nominal amount not exceeding 20 percent of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the resolution;

(ii)	authorizing the Directors to repurchase Shares with an aggregate nominal amount not exceeding 10 percent of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the resolution; and

(iii)	authorizing the addition to the mandate to issue new Shares (referred to at (i) above) those Shares repurchased by the Company pursuant to the repurchase mandate (referred to at (ii) above).

     In accordance with the Listing Rules, and in particular the rules regulating repurchase of securities on the Stock Exchange, the Company is required to send to Shareholders an explanatory statement containing information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution to approve the purchase by the Company of its Shares. This explanatory statement is set out in Appendix 1 of this circular.

REFRESHMENT OF EXISTING SHARE OPTION SCHEME

     An ordinary resolution will be proposed at the AGM to refresh the Existing Share Option Scheme, which was adopted on May 19, 2004.

     Under the rules of the Existing Share Option Scheme, the Directors of the Company are authorized to allot and issue from time to time such number of Shares as may fall to be issued pursuant to the exercise of Options under the Existing Share Option Scheme, provided always that the total number of Shares subject to the Existing Share Option Scheme, when aggregated with any Shares subject to any grants after the date of adoption of the Existing Share Option Scheme pursuant to any other share option schemes adopted by the Company, shall not exceed 10 percent of the relevant class of the issued share capital of the Company as at the date of the adoption of the Existing Share Option Scheme (“Scheme Mandate Limit”). The Company may seek approval of the Shareholders in general meeting for refreshing the 10 percent limit under the Existing Share Option Scheme and the maximum number of Shares in respect of which Options may be granted under the Existing Share Option Scheme shall not exceed 10 percent of the relevant class of the issued share capital of the Company as at the

LETTER FROM THE BOARD OF DIRECTORS

date of approval of the renewal of the Scheme Mandate Limit, and the overall limit on the number of Shares which may be issued upon exercise of all outstanding Options granted under the Existing Share Option Scheme and any other share option schemes of the Company in issue shall not exceed 30 percent of the relevant class of the issued share capital of the Company from time to time.

     At the date of adoption of the Existing Share Option Scheme, the total number of issued Shares of the Company was 5,368,754,074 and the total number of Shares which may be issued upon the exercise of all Options granted under the Existing Share Option Scheme is 536,875,407. As at the Latest Practicable Date, a total of 68,924,000 Options have been granted by the Company and 1,075,000 Options have been lapsed since the adoption of the Existing Share Option Scheme. The Options carrying the rights to subscribe for 67,849,000 Shares, representing approximately 1 percent of the existing issued Shares of the Company, remain outstanding as at the Latest Practicable Date.

     In consideration of the significantly enlarged capital base of the Company following the recent allotment and issue of approximately 1.3 billion Shares, it is proposed that the Scheme Mandate Limit is “refreshed” so that the total number of Shares which may be allotted and issued upon the exercise of all Options to be granted under the Existing Share Option Scheme and any other share option scheme on or after the date of AGM will not exceed 10 percent of the issued share capital of the Company.

     If the Scheme Mandate Limit is “refreshed” on the basis of 6,717,891,827 Shares in issue as at the Latest Practicable Date and assuming that no Shares are issued or repurchased by the Company prior to the AGM, the Scheme Mandate Limit will be re-set to 671,789,182 Shares.

     Application shall be made to the Stock Exchange for the listing of and permission to deal in any Shares, representing 10 percent of the issued share capital as at the date of AGM approving the refreshment of the Scheme Mandate Limit, to be issued upon exercise of the Options granted under the refreshed Scheme Mandate Limit on or after the date of the AGM.

     The purpose of the Existing Share Option Scheme is to provide Eligible Persons with the opportunity to acquire proprietary interests in the Company and to encourage Eligible Persons to work towards enhancing the value of the Company and its Shares for the benefit of the Company and its Shareholders as a whole.

     The Directors consider that it will be for the benefit of the Company and its Shareholders as a whole that Eligible Persons are granted rights to obtain equity holdings of the Company through the grant of options under the Existing Share Option Scheme. This will incentivise the Eligible Persons to contribute to the success of the Group. For these reasons, the Directors will propose the passing of an ordinary resolution at the AGM for “refreshing” the Scheme Mandate Limit.

APPROVAL OF THE PCPD SHARE OPTION SCHEME

     The existing share option scheme of PCPD was adopted by PCPD on March 17, 2003. In order to align with the terms of the Existing Share Option Scheme and in view that the PCPD Shares capable of being issued under the existing share option scheme of PCPD are too limited compared to the significantly enlarged capital base of PCPD following the transfer of various property interests of

LETTER FROM THE BOARD OF DIRECTORS

PCCW to PCPD on May 10, 2004, the directors of PCPD propose to recommend to its shareholders at the annual general meeting of PCPD to be held on May 13, 2005 to approve the adoption of the PCPD Share Option Scheme and simultaneously terminate the existing share option scheme of PCPD.

     The Directors consider that in order to enable PCPD and its subsidiaries to attract and retain employees and other personnel having appropriate qualifications, skills and experience, it is important that PCPD should have an appropriate employees share option scheme as incentive for them to continue to contribute to the long term success of the business of PCPD.

     Pursuant to Rule 17.02(1)(a) of the Listing Rules, a share option scheme of any of the subsidiary of a listed issuer must be approved by shareholders of the listed issuer in general meeting. The Directors consider that it will be for the benefit of PCPD, the Company and its Shareholders as a whole that employees and other personnel of PCPD are granted rights to obtain equity holdings of PCPD through the grant of options under the PCPD Share Option Scheme. This will incentivise such employees and other personnel to contribute to the success of PCPD and the Company. For these reasons, the Directors will propose the passing of an ordinary resolution at the AGM for adoption of the PCPD Share Option Scheme.

     The principal terms of the PCPD Share Option Scheme are summarized in Appendix 2 of this circular.

     A copy of the PCPD Share Option Scheme is available for inspection during normal business hours at the registered office of the Company from the date of this circular up to the date of the AGM (both days inclusive).

AMENDMENTS TO THE ARTICLES

     A special resolution will be proposed at the AGM to amend the Articles in order to make certain changes as a result of the Companies (Amendment) Ordinance 2003 which came into effect on February 13, 2004 and the amendments to the Listing Rules which came into effect on March 31, 2004.

     The proposed changes to the Articles are summarized in Appendix 3 of this circular.

RE-ELECTION OF RETIRING DIRECTORS

     As part of the ordinary business to be conducted at the AGM, it is proposed that seven Directors shall retire, and seek re-election, at the AGM.

     Pursuant to Article 92 of the Articles, Mr Zhang Chunjiang, Dr Tian Suning and Dr Fan Xingcha (being Directors appointed after the last annual general meeting of the Company) shall retire and, being eligible, offer themselves for re-election at the AGM.

LETTER FROM THE BOARD OF DIRECTORS

     Pursuant to Articles 101A, 101B and 101C of the Articles, Mr Yuen Tin Fan, Francis, Professor Chang Hsin-kang, Dr Fung Kwok King, Victor and The Hon Raymond George Hardenbergh Seitz (being Directors retiring by rotation) shall retire and, being eligible, offer themselves for re-election at the AGM.

     Particulars on each of the Retiring Directors are set out in Appendix 4 of this circular.

ANNUAL GENERAL MEETING

     The Notice convening the AGM is set out on pages 29 to 34 of this circular. A form of proxy for use at the AGM is enclosed. Whether or not you intend to attend the AGM, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and deposit it with the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, as soon as possible and but in any event so as to arrive not less than 48 hours before the time appointed for holding the AGM or any adjournment thereof. The return of a form of proxy will not preclude you from attending and voting in person at the AGM (or any adjournment thereof) should you so desire.

RECOMMENDATION

     The Directors consider that the renewal of the general mandates to issue and repurchase Shares, the refreshment of the Existing Share Option Scheme, the approval of the PCPD Share Option Scheme and the amendments to the Articles are all in the best interests of the Company and the Shareholders. Accordingly, the Directors recommend all Shareholders to vote in favour of all the resolutions to be proposed as special business at the AGM.

     The circular includes particulars given in compliance with the Listing Rules for the purposes of giving information with regard to the renewal of general mandates to issue and repurchase Shares, the refreshment of the Scheme Mandate Limit for the Existing Share Option Scheme, the approval of the PCPD Share Option Scheme and the amendments to the Articles. The Directors collectively and individually accept full responsibility for the accuracy of such information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

FURTHER INFORMATION

     Your attention is drawn to Appendix 1 of this circular which provides an explanatory statement concerning the proposed resolution to repurchase Shares, Appendix 2 which sets out the summary of the terms of the PCPD Share Option Scheme, Appendix 3 which sets out a summary of the proposed changes to the Articles and Appendix 4 which sets out particulars of each of the Retiring Directors.

Yours faithfully
By Order of the Board
PCCW Limited
Yuen Tin Fan, Francis
Deputy Chairman

APPENDIX 1	EXPLANATORY STATEMENT ON REPURCHASE PROPOSAL

     The following is the Explanatory Statement required to be sent to Shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of securities and also constitutes the Memorandum required under Section 49BA of the Companies Ordinance:

1. LISTING RULES REQUIREMENT FOR REPURCHASE OF SECURITIES

     The Listing Rules permit companies whose primary listings are on the Stock Exchange to repurchase their securities (which shall include, where the context permits, shares of all classes and securities which carry a right to subscribe or purchase shares, of a company or the Company, and shall include warrants) on the Stock Exchange subject to certain restrictions, the most important of which are summarized below:

     (a) Shareholders’ approval

     All on-market securities repurchases on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution of Shareholders, either by way of general mandate or by specific approval in relation to specific transactions.

     (b) Source of Funds

     Repurchases must be funded out of funds which are legally available for the purpose in accordance with the Company’s Memorandum and Articles of Association and the laws of Hong Kong.

2. SHARE CAPITAL

     As at the Latest Practicable Date, the issued share capital of the Company comprised 6,717,891,827 Shares.

     Subject to the passing of Ordinary Resolution No. 6 set out in the Notice (the “Buy-back Mandate”), the Company would be allowed to repurchase a maximum of 671,789,182 Shares on the assumption that there will be no variation in the issued share capital of the Company during the period up to the date of the AGM.

3. REASONS FOR REPURCHASES

     The Directors believe that it is in the best interests of the Company and its Shareholders for the Directors to have a general authority from Shareholders to enable the Company to repurchase securities in the market. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share of the Company and/or its earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and its Shareholders.

APPENDIX 1	EXPLANATORY STATEMENT ON REPURCHASE PROPOSAL

4. FUNDING OF REPURCHASE

     Repurchases pursuant to the Buy-back Mandate would be financed entirely from the Company’s available cash flow or working capital facilities. Any repurchases will only be funded out of funds of the Company legally available for the purposes in accordance with its Memorandum and Articles of Association and the laws of Hong Kong.

     There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its latest published audited accounts) in the event that the Buy-back Mandate was to be carried out at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Buy-back Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. SHARE PRICES

     The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the previous twelve months were as follows:

	Highest HK$	Lowest HK$

April 2004	6.150	5.150
May 2004	5.350	4.825
June 2004	5.800	4.950
July 2004	5.700	5.250
August 2004	5.600	4.925
September 2004	5.400	5.000
October 2004	5.250	4.650
November 2004	4.950	4.700
December 2004	5.150	4.550
January 2005	5.000	4.325
February 2005	4.675	4.275
March 2005 (up to the Latest Practicable Date)	4.625	4.075

6. DISCLOSURE OF INTERESTS

     The Directors have undertaken to the Stock Exchange that they will exercise the Buy-back Mandate in accordance with the Listing Rules and the laws of Hong Kong and in accordance with the regulations set out in the Memorandum and Articles of Association of the Company.

     The Directors are not aware of any consequences which will arise under the Takeovers Code as a result of the exercise in full of the Buy-back Mandate.

APPENDIX 1	EXPLANATORY STATEMENT ON REPURCHASE PROPOSAL

     None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their respective associates (as defined in the Listing Rules), presently intend to sell any Shares to the Company or its subsidiaries under the Buy-back Mandate in the event that the Buy-back Mandate is approved by Shareholders.

     No other connected persons (as defined in the Listing Rules) have notified the Company that they have any present intention to sell any Shares, or that they have undertaken not to sell any Shares held by them to the Company in the event that the Buy-back Mandate is approved by Shareholders.

7. SHARE PURCHASES MADE BY THE COMPANY

     The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this statement.

APPENDIX 2	SUMMARY OF THE PRINCIPAL TERMS OF THE PCPD SHARE OPTION SCHEME

     In this Appendix 2, the following expressions have the following meanings unless the context requires otherwise:

“Adoption Date”	the date on which the Share Option Scheme is adopted, which is expected to be the date of the annual general meeting of PCCW Limited, at which a resolution to approve the Share Option Scheme will be presented;

“Board”	the board of directors (as constituted from time to time) of PCPD or, where applicable, a committee thereof for the purpose of administering the Share Option Scheme;

“Bye-laws”	the Bye-laws of PCPD;

“Companies Ordinance”	the Companies Ordinance (Chapter 32) of the Laws of Hong Kong;

“connected person”	has the meaning ascribed to it in Rule 1.01 of the Listing Rules;

“Date of Grant”	in respect of an Option and an Eligible Person, the date on which that Option is granted to that Eligible Person, which date shall conclusively be determined as the date of the letter of offer in respect thereof referred to in sub-paragraph 2(B) of this Appendix 2;

“Directors”	Directors of PCPD;

“Eligible Person”	any director, employee or consultant of the PCPD Group; and any other person determined by the Board as having contributed to the development, growth or benefit of the PCPD Group or any member of it; and, provided always, that an Eligible Person can be an individual or any other person;

“Exercise Price”	in respect of an Option, the price per Share at which the Grantee may subscribe for Shares on the exercise of that Option, calculated in accordance with paragraph 3 of this Appendix 2;

“Expiry Date”	in respect of an Option, the date of expiry of that Option as specified in the offer letter in respect thereof, which date shall not be later than the day last preceding the tenth anniversary of the Date of Grant in respect of such Option;

APPENDIX 2	SUMMARY OF THE PRINCIPAL TERMS OF THE PCPD SHARE OPTION SCHEME

“Grantee”	any Eligible Person who is granted (and does not reject) an Option in accordance with the terms of the Share Option Scheme or (where the context so permits) a person or persons who, in accordance with the applicable laws of succession is or are entitled to exercise the Option granted to such Grantee (to the extent not already exercised) in consequence of the death of such Grantee;

“Option”	An option to subscribe for Shares granted pursuant to the Share Option Scheme;

“Option Period”	in respect of an Option, the period commencing on the Date of Grant and expiring on the Expiry Date;

“PCPD”	Pacific Century Premium Developments Limited, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange;

“PCPD Group”	PCPD and its subsidiaries from time to time and any body corporate or other legal entity or person in which PCPD and/or any of its subsidiaries has any interest from time to time, whether as holder of shares or of a partnership interest or otherwise howsoever;

“Shares”	shares of $0.10 each in the capital of PCPD or, if there has been a sub-division, reduction, consolidation, reclassification or reconstruction of the share capital of PCPD, the shares forming part of the ordinary share capital of PCPD as a result from such sub-division, reduction, consolidation, reclassification or reconstruction;

“Share Option Scheme”	the new share option scheme (conditionally on the approval by the Shareholders at the annual general meeting of PCPD on May 13, 2005) proposed to be approved by the shareholders at the annual general meeting of PCCW Limited, a summary of the principal terms of which is set out in this Appendix 2;

“Shareholders”	holders of Shares from time to time;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Takeovers Code”	the Code on Takeovers and Mergers; and

“$” and “cents”	Hong Kong dollars and cents respectively, the lawful currency of Hong Kong.

APPENDIX 2	SUMMARY OF THE PRINCIPAL TERMS OF THE PCPD SHARE OPTION SCHEME

1. PURPOSE AND DURATION OF THE SHARE OPTION SCHEME

(A)	The purpose of the Share Option Scheme is to provide Eligible Persons with the opportunity to acquire proprietary interests in PCPD and to encourage Eligible Persons to work towards enhancing the value of PCPD and its Shares for the benefit of PCPD and its Shareholders as a whole.

(B)	Subject to paragraph 11, the Share Option Scheme shall be valid and effective for the period of ten years commencing on the Adoption Date. On and after the tenth anniversary of the Adoption Date, no further Options shall be granted but in all other respects the provisions of the Share Option Scheme shall remain in full force and effect. Options which are granted during the life of the Share Option Scheme shall continue to be exercisable in accordance with their terms of issue.

2. OPTIONS

(A)	The Board shall, in accordance with the provisions of the Share Option Scheme, be entitled, at any time following the Adoption Date and before the tenth anniversary of the Adoption Date, to offer to grant an Option to any Eligible Person whom the Board may, in its absolute discretion, select and subject to such conditions as it may think fit. Notwithstanding the foregoing the total number of Shares issued and to be issued upon exercise of Options granted and to be granted to any single Eligible Person, whether or not already a Grantee, in any twelve-month period shall be subject to a limit that it shall not exceed 1 percent of the Shares in issue at the relevant time (the “Individual Limit”). Any grant or further grant of Options to an Eligible Person (whether or not already a Grantee) which would result in the Shares issued and that may be issued upon exercise of all Options granted and to be granted (and any other options granted or to be granted outside the terms of the Share Option Scheme, if any) to such Eligible Person (including those Shares issued or issuable in respect of exercised, cancelled and/or outstanding Options) in the twelve-month period up to and including the date of such further grant exceeding the Individual Limit shall be subject to the prior approval of Shareholders, on which approval the Eligible Person and his or her associates abstain from voting. PCPD shall send to the Shareholders the notice of the relevant meeting, together with details of the identity of the Eligible Person and the number and terms of the Options granted and proposed to be granted (and any other options granted or to be granted outside the terms of the Share Option Scheme, if any). The number and terms of Options proposed to be granted to such Eligible Person shall be fixed before Shareholders’ approval is sought.

(B)	If in accordance with sub-paragraph (A) the Board determines to grant an Option to an Eligible Person, the Board shall forward to such Eligible Person a letter of offer under common seal of PCPD or the official seal of PCPD or under the personal seal of a duly authorized attorney of PCPD, in such form as the Board may from time to time determine stating, amongst other things:

	(i)	the Eligible Person’s name (and, as applicable, staff number);

	(ii)	the Date of Grant (being the date of the letter of offer);

APPENDIX 2	SUMMARY OF THE PRINCIPAL TERMS OF THE PCPD SHARE OPTION SCHEME

(iii)	the number of Shares in respect of which the Option is granted;

(iv)	the Exercise Price and the manner of payment of the Exercise Price for the Shares on, and in consequence of, the exercise of the Option;

(v)	the Expiry Date;

(vi)	the method of exercise of the Option which shall, unless the Board otherwise determines, be as set out in paragraph 4;

(vii)	any other terms and conditions relating to the Option (including, but not limited to, any minimum period(s) for which that Option must be held and any minimum performance target(s) that must be reached before the Option can be exercised in whole or in part and any terms as to early termination of an Option) which are not inconsistent with the Share Option Scheme.

(C)	An Option shall be deemed to have been granted and accepted by the Grantee and to have taken effect upon the Date of Grant unless the Grantee rejects the grant in writing within fourteen days after the Date of Grant. Any Option so rejected shall be deemed null and void and never to have been granted.

(D)	The Options will not be listed or dealt in on the Stock Exchange.

(E)	An Option shall be personal to the Grantee and shall not be assignable and no Grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interest (legal or beneficial) in favour of any third party over or in relation to any Option or attempt so to do (save that the Grantee may nominate a nominee in whose name the Shares issued pursuant to the Share Option Scheme may be registered), except with the prior written consent of the Board from time to time. Any breach of the foregoing shall entitle PCPD to cancel any outstanding Options or part thereof granted to such Grantee (including, but not limited to, the Option in question).

(F)	Any Options granted but not exercised may be cancelled if the Grantee thereof so agrees and (if the Board so resolves) new Options may be granted to that Grantee provided that such new Options are granted within the limits prescribed by paragraph 6 and are otherwise granted in accordance with the terms of the Share Option Scheme.

(G)	Each grant of Options to any director, chief executive or substantial shareholder of PCPD, or any of his or her associates shall be subject to the prior approval of the independent non-executive directors of PCPD (excluding any independent non-executive director in the circumstances where he or she or any of his or her associates is the proposed Grantee). Where any grant of Options to a substantial shareholder or an independent non-executive director of PCPD, or to any of his or her respective associates would result in the Shares issued and issuable upon exercise of all

APPENDIX 2	SUMMARY OF THE PRINCIPAL TERMS OF THE PCPD SHARE OPTION SCHEME

Options already granted and to be granted (and any other options granted or to be granted outside the terms of the Share Option Scheme, if any) to such person (including Options exercised, cancelled and outstanding) in the twelve-month period up to and including the date of such grant:

(i)	representing in aggregate over 0.1 percent (or such other percentage as may from time to time be specified by the Stock Exchange) of the Shares in issue; and

(ii)	having an aggregate value, based on the closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange on the Date of Grant, in excess of HK$5 million (or such other amount as may from time to time be specified by the Stock Exchange), such grant of Options shall be subject to prior approval by resolution of the Shareholders (voting by way of poll) on which all connected persons of PCPD abstain from voting in favour; save that (for the avoidance of doubt), any connected person may, without affecting the validity of the relevant resolution, vote against the relevant resolution at the general meeting provided that its intention to do so has been stated in the circular to be sent to the Shareholders in connection therewith.

3. EXERCISE PRICE

     The Exercise Price in relation to each Option shall be determined by the Board in its absolute discretion but in any event shall not be less than the highest of (i) the closing price of the Shares as stated in the daily quotations sheet of the Stock Exchange on the Date of Grant; (ii) the average closing price of the Shares as stated in the daily quotations sheet of the Stock Exchange for the five days last preceding the Date of Grant on which days it has been possible to trade Shares on the Stock Exchange; and (iii) the nominal value of a Share on the Date of Grant.

4. EXERCISE OF OPTIONS

(A)	An Option may, subject to the terms and conditions upon which such Option is granted, be exercised in whole or in part in the manner set out in this paragraph 4. An option may be exercised during the Option Period only by the Grantee (or his or her legal personal representatives) giving notice in writing to PCPD (in such form as PCPD may require, either generally or on a case by case basis) stating that the Option is thereby exercised and the number of Shares in respect of which it is exercised. (Where the Option is exercised in part, it must be exercised for such number of Shares as represent the board lot for dealings in Shares traded on the Stock Exchange, or an integral multiple thereof, save that any last exercise of an Option over the residual balance of Shares the subject of such Option may be exercised in full irrespective of whether or not such Shares represent a board lot or an integral multiple thereof). Each such notice must be accompanied by a remittance for the full amount of the Exercise Price for the Shares in respect of which the notice is given. Within twenty-one days after receipt of the notice and the remittance and, where appropriate, receipt of the Auditors’ or independent financial

APPENDIX 2	SUMMARY OF THE PRINCIPAL TERMS OF THE PCPD SHARE OPTION SCHEME

adviser ’s certificate pursuant to paragraph 7, PCPD shall allot and issue the relevant Shares to the Grantee (or his or her nominee or legal personal representatives) credited as fully paid and issue to the Grantee (or his or her nominee or legal personal representatives) certificates in respect of the Shares so allotted.

(B)	Subject to the terms and conditions upon which such Option is granted, an Option may be exercised by the Grantee at any time during the Option Period, provided that:

	(i)	in the event of:

(a) the Grantee ceasing to be an Eligible Person for any reason other than his or her death or any of the circumstances set out in sub-Paragraph 5(A)(iv); or

(b) the Grantee (being an employee of any member of the PCPD Group) ceasing to be an employee of any member of the PCPD Group, notwithstanding that he or she might otherwise constitute an Eligible Person in some other capacity, the Option shall lapse one month after the date of such cessation and shall not be exercisable thereafter, unless the Board determines otherwise (and whether such determination is made before or after the date of such cessation), in which event the Option shall be exercisable to the extent and within such period as the Board may determine;

	(ii)	if the Grantee dies before exercising the Option in full and, in the case of an employee of any member of the PCPD Group at the date of death, none of the events for termination of employment under sub-paragraph 5(A)(iv) exists with respect to such Grantee (and subject always to the provisions of sub-paragraph 5(B)), the personal representative(s) of the Grantee shall be entitled, within a period of six months from the date of death, to exercise the Option up to the entitlement of such Grantee as at the date of death;

	(iii)	if a general offer (other than one by way of scheme of arrangement) is made to all the holders of Shares (or all such holders other than the offeror, any person controlled by the offeror and any person acting in concert with the offeror) and such offer becomes or is declared unconditional prior to the expiry date of the relevant Option, PCPD shall forthwith give notice thereof to the Grantee and the Grantee shall be entitled to exercise the Option to its full extent or, if PCPD shall give the relevant notification, to the extent specified by PCPD pursuant to sub-paragraph (C)(ii) at any time within such period as shall be specified by PCPD;

APPENDIX 2	SUMMARY OF THE PRINCIPAL TERMS OF THE PCPD SHARE OPTION SCHEME

	(iv)	if a general offer by way of scheme of arrangement is made to all the holders of Shares and has been approved at the requisite meetings in the manner prescribed by the Companies Ordinance and the Takeovers Code, PCPD shall forthwith give notice thereof to the Grantee and the Grantee may at any time thereafter (but before such time as shall be specified by PCPD) exercise the Option to its full extent or, if PCPD shall give the relevant notification, to the extent specified by PCPD pursuant to sub-paragraph (C)(ii);

	(v)	in the event a notice is given by PCPD to its Shareholders to convene a shareholders’ meeting for the purpose of considering and, if thought fit, approving a resolution to voluntarily wind-up PCPD, PCPD shall forthwith give notice thereof to the Grantee and the Grantee may at any time thereafter (but before such time as shall be specified by PCPD) exercise the Option to its full extent or, if PCPD shall give the relevant notification, to the extent specified by PCPD pursuant to sub-paragraph (C)(ii), and PCPD shall as soon as possible, and in any event no later than three days prior to the date for which the shareholders’ meeting is convened, allot, issue and register in the name of the Grantee such number of fully paid Shares as fall to be issued on exercise of such Option; and

	(vi)	in the event of any scheme of arrangement between PCPD and its members and/or creditors (other than a scheme of arrangement contemplated in sub-paragraph (B)(iv) above), PCPD shall, having given notice of the meeting to its members and/or creditors to consider such scheme, forthwith give notice of the same to the Grantee, and the Grantee may at any time thereafter (but before such time as shall be specified by PCPD) exercise the Option to its full extent or, if PCPD shall give the relevant notification, to the extent specified by PCPD pursuant to sub-paragraph (C)(ii).

(C)	For the purpose of this paragraph 4:

	(i)	any references to exercising an Option shall refer to exercising that Option up to the extent not already exercised;

	(ii)	pursuant to sub-paragraphs (B)(iii), (iv), (v) and (vi), PCPD may, in its discretion, notwithstanding the terms of the relevant Option, at the same time as giving the notice provided for under each of those paragraphs, also give notification to a Grantee that his or her Option may be exercised at any time within such period as shall be specified by PCPD and/or to the extent (not being less than the extent to which it could then be exercised in accordance with its terms) specified by PCPD; and

	(iii)	if PCPD gives the notification under sub-paragraph (C)(ii) that an Option can be exercised in part only, the balance of the Option shall, on the giving of such notification, lapse.

(D)	The exercise of any Option shall be subject to the Shareholders of PCPD in general meeting approving any necessary increase in the authorized share capital of PCPD.

APPENDIX 2	SUMMARY OF THE PRINCIPAL TERMS OF THE PCPD SHARE OPTION SCHEME

(E)	The Shares to be allotted and issued upon the exercise of an Option shall be subject to all the provisions of the Memorandum and Bye-laws of PCPD for the time being in force and will rank pari passu in all respects with the fully paid Shares in issue on the date the name of the Grantee (or his or her nominee or legal personal representatives) is registered on the register of members of PCPD. Prior to the Grantee (, nominee or legal personal representatives) being so registered, the Grantee (, nominee or legal personal representatives) shall not have any voting rights nor rights to participate in any dividends or distributions (including those arising on a liquidation of PCPD) in respect of the Shares to be allotted and issued upon the exercise of the Option.

(F)	The Board shall have discretion as to the interpretation and application of the Share Option Scheme (including but not limited to discretion to grant waivers or extensions of any period specified in the Share Option Scheme or any letter of offer) to the extent such interpretation or application is not contrary to the explicit provisions hereof or of Chapter 17 of the Listing Rules.

5. EXPIRY OF OPTION

(A)	An Option shall lapse automatically (to the extent not already exercised) on the earliest of:

	(i)	the Expiry Date;

	(ii)	the expiry of any of the periods referred to in sub-paragraph 4(B);

	(iii)	subject to sub-paragraph 4(B)(v), the date of commencement of the winding-up of PCPD;

	(iv)	in the case of a Grantee (who is an employee of any member of the PCPD Group), the date on which:

(a) he or she ceases to be an employee, following his or her resignation from the employment of any member of the PCPD Group (unless the Board determines otherwise (and whether such determination is made before or after the date of such cessation), in which event the Option shall lapse after such period, not being more than one month after the date of cessation, as the Board may determine); or

(b) his or her employment with any member of the PCPD Group is terminated on the grounds that he or she is summarily dismissed, is guilty of serious misconduct, is declared bankrupt or makes an arrangement or composition with his or her creditors generally, or is convicted of any criminal offence involving his or her integrity or honesty;

	(v)	in the case of a Grantee (which is not an individual), the date on which it appears either to be unable to pay or to have no reasonable prospect of being able to pay its debts or becomes insolvent or makes any arrangement or composition with its creditors generally; or

	(vi)	the date on which the Board exercises PCPD’s right to cancel the Option at any time after the Grantee commits a breach of sub-paragraph 2(E).

APPENDIX 2	SUMMARY OF THE PRINCIPAL TERMS OF THE PCPD SHARE OPTION SCHEME

A resolution of the Board to the effect that the employment of a Grantee has been terminated, on one or more of the grounds specified in sub-Paragraph 5(A)(iv)(b) shall be conclusive evidence thereof.

(B)	If the Grantee is an employee of any member of the PCPD Group then, notwithstanding any other term of the Share Option Scheme or of the grant of the relevant Option (but subject always to any waiver or extension granted by the Board), such Option shall lapse automatically (to the extent not already exercised) should he or she cease to be so employed for any reason whatsoever (including his or her death) during the twelve-month period following the Date of Grant.

6. MAXIMUM NUMBER OF SHARES AVAILABLE FOR SUBSCRIPTION

(A)	The overall limit on the number of Shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the Share Option Scheme and other share option schemes must not exceed 30 percent of the Shares in issue from time to time.

(B)	In addition, the maximum number of Shares in respect of which Options may be granted under the Share Option Scheme shall not (when aggregated with any Shares subject to any grants made after the Adoption Date pursuant to any other share option scheme(s) of PCPD) exceed the limit of 10 percent of the issued share capital of PCPD on the Adoption Date (the “Scheme Mandate Limit”). Options lapsed in accordance with paragraph 5 or rejected in accordance with sub-paragraph 2(C) shall not be counted for the purpose of calculating the Scheme Mandate Limit.

(C)	The Scheme Mandate Limit referred to in sub-paragraph 6(B) may be renewed at any time subject to prior Shareholders’ approval but in any event shall not exceed 10 percent of the issued share capital of PCPD as at the date of approval of the renewal of the Scheme Mandate Limit. Options previously granted under the Share Option Scheme (including those outstanding, cancelled, lapsed or exercised) shall not be counted for the purpose of calculating the limit as renewed.

(D)	PCPD may also, having obtained separate Shareholders’ approval, grant Options beyond the Scheme Mandate Limit to Eligible Persons specifically identified by PCPD before the Shareholders’ meeting at which the aforesaid approval is sought.

APPENDIX 2	SUMMARY OF THE PRINCIPAL TERMS OF THE PCPD SHARE OPTION SCHEME

7. CAPITAL RESTRUCTURING

     In the event of any alteration in the capital structure of PCPD whilst any Option remains exercisable, whether by way of capitalization of profits or reserves, rights issue, consolidation, sub-division or reduction of share capital of PCPD, or otherwise howsoever (except on an issue of securities of PCPD as consideration in a transaction which shall not be regarded as circumstances requiring alteration or adjustment) such corresponding alterations (if any) shall be made in:

(i)	the number of Shares subject to any Option so far as such Option remains unexercised;

(ii)	the Exercise Price; and/or

(iii)	the method of exercise of the Option,

     or any combination thereof, as the Auditors or an independent financial adviser engaged by PCPD for this purpose shall, at the request of PCPD or any Grantee certify in writing either generally or as regards any particular Grantee to be in their opinion fair and reasonable. The Auditors or the independent financial adviser (as the case may be) shall act as experts and not as arbitrators and their certificate shall, in the absence of manifest error, be final and binding on PCPD and the Grantee. The costs of the Auditors or the independent financial adviser (as the case may be) shall be borne by PCPD.

8. INCREASE IN SHARE CAPITAL

     Subject to sub-paragraph 4(D), the Board shall at all times set aside for the purposes of the Share Option Scheme, out of the authorized but unissued share capital of PCPD, such number of Shares as the Board may from time to time determine to be sufficient to meet subsisting requirements for the exercise of Options.

9. DISPUTES

     Any dispute arising under or in connection with the Share Option Scheme (whether as to the number of Shares the subject of an Option, the amount of the Exercise Price or otherwise) shall be referred to the decision of the Auditors or an independent financial adviser who shall act as experts and not as arbitrators and whose decision shall, in the absence of manifest error, be final and conclusive and binding on all persons who may be affected thereby.

APPENDIX 2	SUMMARY OF THE PRINCIPAL TERMS OF THE PCPD SHARE OPTION SCHEME

10. ALTERATION OF THE SCHEME

(A)	Subject to sub-paragraph (B), the Board may amend any of the provisions of the Share Option Scheme (including without limitation amendments in order to comply with changes in legal or regulatory requirements and amendments in order to waive any restrictions, imposed by the provisions of the Share Option Scheme, which are not required by the Listing Rules) at any time, but not so as to affect adversely any rights which have accrued to any Grantee at that date except with:

	(i)	the consent in writing of all such Grantees; or

	(ii)	(in the case of a proposed amendment affecting all Grantees) the sanction of a special resolution passed at a duly convened and held meeting of those Grantees holding Options unexercised at the time at which the resolution is carried by a majority consisting of not less than three fourths of the votes cast upon a show of hands or if a poll is duly demanded, by a majority consisting of not less than three fourths of the votes cast on a poll, in either case, supported by consideration (if any), as may be necessary to give legal effect to the amendment.

(B)	Any provisions of the Share Option Scheme which relate to the matters set out in rule 17.03 of the Listing Rules cannot be altered to the advantage of Grantees or prospective Grantees, and no changes to the authority of the Board in relation to any alteration of the terms of the Share Option Scheme shall be made, without the prior approval of Shareholders in general meeting. Any alterations to the terms and conditions of the Share Option Scheme which are of a material nature or any change to the terms of Options granted shall not be effective unless approved by the Shareholders in general meeting, except where the alterations take effect automatically under the existing terms of the Share Option Scheme. The Share Option Scheme so altered must comply with the Listing Rules.

(C)	As regards any meeting of Grantees, as referred to in sub-paragraph (A) all the provisions of the Bye-laws for the time being of PCPD as to general meetings of PCPD shall apply mutatis mutandis as though the Options were a class of shares forming part of the share capital of PCPD except that:

	(i)	not less than five days’ notice of such meeting shall be given;

	(ii)	a quorum at any such meeting shall be two Grantees present in person or by proxy and holding options entitling them to the issue of one-tenth in nominal value of all Shares which would fall to be issued upon the exercise of all Options then outstanding;

	(iii)	every Grantee present in person or by proxy at any of such meeting shall be entitled on a show of hands to one vote, and on a poll, to one vote for each Share to which he or she would be entitled upon exercise in full of his or her Options then outstanding;

APPENDIX 2	SUMMARY OF THE PRINCIPAL TERMS OF THE PCPD SHARE OPTION SCHEME

(iv)	any Grantee present in person or by proxy may demand a poll; and

(v)	if any such meeting is adjourned for want of a quorum, such adjournment shall be to such date and time, not being less than seven or more than fourteen days thereafter, and to such place as may be appointed by the chairman of the meeting. At any adjourned meeting those Grantees who are then present in person or by proxy shall form a quorum and at least seven days’ notice of any adjourned meeting shall be given in the same manner as for an original meeting and such notice shall state that those Grantees who are then present in person or by proxy shall form a quorum.

11. TERMINATION

     PCPD by resolution in general meeting or the Board may at any time terminate the operation of the Share Option Scheme and in such event no further Options shall be granted hereunder but in all other respects the provisions of the Share Option Scheme shall in all other respects remain in force and Options granted prior to such termination shall continue to be valid and exercisable in accordance with the Share Option Scheme.

12. COMPANY’S CASH ELECTION

(A)	Notwithstanding any other provision of the Share Option Scheme, the Board shall be entitled at its discretion at any time and from time to time to cancel any Option, either in whole or in part, after notice of exercise thereof has been given by the Grantee, but before PCPD has issued and allotted any Shares pursuant to the exercise of that Option, by giving notice in writing to the Grantee stating that such Option is thereby cancelled.

(B)	If any Option shall be cancelled pursuant to sub-paragraph 12(A), the Grantee shall, subject as hereinafter provided, be entitled to receive from PCPD a refund of the aggregate Exercise Price paid on exercise of such Option together with an additional payment in cash to compensate him or her for such cancellation calculated in accordance with the formula below. Such refund and payment shall be made within fourteen business days of PCPD giving notice of such cancellation and once made the Grantee shall have no other claim against PCPD and shall in connection with any Option so cancelled. The amount of any additional payment shall be calculated by reference to the following formula:

(A x B) - C

where

A	is the number of Shares that would have been issued on exercise of the Option had it not been cancelled (the “Applicable Shares”);

APPENDIX 2	SUMMARY OF THE PRINCIPAL TERMS OF THE PCPD SHARE OPTION SCHEME

B	is the average closing price of the Shares as stated in the daily quotations sheets of the Stock Exchange for the five days last preceding the date on which PCPD receives notice of exercise of the Option on which days it has been possible to trade Shares on the Stock Exchange; and

C	is the aggregate Exercise Price for the Applicable Shares,

provided that if the calculation shall result in a negative figure it shall be deemed to be zero.

     Any payment made by PCPD in accordance with sub-paragraph (B) above will be dealt with in accordance with the applicable laws and generally accepted accounting principles in force at the time of such payment.

APPENDIX 3	SUMMARY OF PROPOSED CHANGES TO THE ARTICLES

     The full text of the proposed changes to the Articles is set out in resolution number 10 contained in the Notice. The background to the proposed amendments is set out below:

Article 15	To change the period within which share certificates should be issued after allotment or lodgement of a transfer from two months to such period of time as may be prescribed by the Companies Ordinance or the Listing Rules;

Article 91	To amend the minimum number of Directors requirement from “not less than two” to “not be less than such number as may be specified by the Companies Ordinance or the Listing Rules” in conformity with the Companies Ordinance and the Listing Rules;

Article 101	To amend the minimum number of Directors requirement, which may be increased or reduced by ordinary resolution in general meeting of the Company, in order to bring the same to be in line with Article 91 mentioned above;

Article 125	To clarify the power of the Board to delegate any of its powers to committees, with the right to delegate further to sub-committees; and

Articles 127 and 128	To make changes for the sake of consistency in light of the change to Article 125.

APPENDIX 4	PARTICULARS CONCERNING RETIRING DIRECTORS

     Pursuant to Article 92 of the Articles, Mr Zhang Chunjiang, Dr Tian Suning and Dr Fan Xingcha (being Directors appointed after the last annual general meeting of the Company) shall retire and, being eligible, offer themselves for re-election at the AGM. Their details are as follows:

Mr Zhang Chunjiang, aged 46, became a non-executive director of PCCW on April 1, 2005.

     Mr Zhang is the Executive Chairman and an Executive Director of China Netcom Group Corporation (Hong Kong) Limited (“CNC HK”), a company listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”). He has also served as President of China Netcom Group since May 2003. Prior to joining China Netcom Group, Mr Zhang served as Vice Minister of the Ministry of Information Industry of the PRC (“MII”) and was one of the most senior regulatory officials in the PRC telecommunications industry from December 1999 to May 2003. From August 1993 to December 1999, Mr Zhang held a series of senior-level positions at the former Liaoning Provincial Posts and Telecommunications Bureau, the former Ministry of Posts and Telecommunications of the PRC (“MPT”) and the MII, including serving as the Deputy Director of the former Liaoning Provincial Posts and Telecommunications Administration Bureau, Director of Mobile Communications Administration Bureau of the MPT and Deputy Director of Telecommunications Administration Bureau of the MII. Mr Zhang is a senior engineer and has extensive experience in telecommunications management, operations and technology. Mr Zhang graduated from the Beijing University of Posts and Telecommunications in 1982 with a bachelor’s degree in telecommunications.

Dr Tian Suning, aged 41, became deputy chairman of PCCW on April 1, 2005.

     Dr Tian is the Vice Chairman, Executive Director and the Chief Executive Officer of CNC HK. He has also served as Vice President of China Netcom since April 2002. Since 1999, he has served as Chief Executive Officer of China Netcom (Holdings) Company Limited and CNC HK. Since March 2003, he has also served as the Chief Executive Officer of Asia Netcom Corporation Limited. Prior to joining China Netcom (Holdings) Company Limited, Dr Tian was the co-founder and Chief Executive Officer of AsiaInfo Holdings Inc., a NASDAQ-listed company providing software and networking solutions in China. Dr Tian has extensive experience and knowledge in the telecommunications industry and international financing and acquisitions. Dr Tian received a Ph.D. in natural resources management from Texas Tech University in 1992, an M.S. degree in ecology from the Graduate School of the Chinese Academy of Sciences in 1988, and a B.S. degree in environmental biology from Liaoning University in 1985. Dr Tian is also a director of AsiaInfo Holdings Inc., a NASDAQ-listed company, Trend Micro Inc., a company listed in the Tokyo Stock Exchange and an independent director of TCL Corporation, a company listed on the Shenzhen Stock Exchange.

APPENDIX 4	PARTICULARS CONCERNING RETIRING DIRECTORS

     Dr Fan Xingcha, aged 39, became a non-executive director of PCCW on April 1, 2005.

     Dr Fan is the Chief Financial Officer of CNC HK. Since April 2000, Dr Fan has served as Vice President of Strategy and Business Development and Executive Vice President of Operations of China Netcom (Holdings) Company Limited, and Chief Financial Officer of CNC HK. Dr Fan has also served as Chief Financial Officer of Asia Netcom Corporation Limited since March 2003. Prior to joining China Netcom (Holdings) Company Limited, Dr Fan was a senior consultant of McKinsey & Company in its Shanghai office. Dr Fan received a Ph.D. degree in computer science from Flinders University in 1996 and a master’s degree in electrical engineering from Southeast University in China in 1987.

     Other than the positions referred to above, Mr Zhang, Dr Tian and Dr Fan do not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. They do not have any interests in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

     There is no service contract entered into between Mr Zhang, Dr Tian or Dr Fan and the Company. Pursuant to the Articles, they are subject to retirement by rotation and will be eligible for re-election at the AGM. Each of Mr Zhang, Dr Tian and Dr Fan receives a director’s fee of HK$200,000 per annum which is subject to review by the Board from time to time pursuant to the power given to it under the Articles.

     Pursuant to Articles 101A, 101B and 101C of the Articles, Mr Yuen Tin Fan, Francis, Professor Chang Hsin-kang, Dr Fung Kwok King, Victor and The Hon Raymond George Hardenbergh Seitz (being Directors retiring by rotation) shall retire and, being eligible, offer themselves for re-election at the AGM. Their details are as follow:

     Mr Yuen Tin Fan, Francis, aged 52, joined the Pacific Century Group in 1996 as deputy chairman and is currently a deputy chairman of PCCW. He is also a member of PCCW’s Executive Committee, chairman of Pacific Century Insurance Holdings Limited and deputy chairman of Pacific Century Premium Developments Limited (PCPD). In addition, Mr Yuen is deputy chairman of PCPD’s Executive Committee.

     From 1988 to 1991, he was chief executive of The Stock Exchange of Hong Kong Limited. Mr Yuen was also a founding director of Hong Kong Securities Clearing Company Limited. He served from 1992 to 1994 as a member of the International Markets Advisory Board of NASDAQ in the United States.

     He served as managing director of Citicorp Scrimgeour Vickers Hong Kong Limited in October 1986 and was appointed to the firm’s main board in London in 1987. Mr Yuen worked for Wardley, a merchant bank, from 1977 to 1985.

     Mr Yuen is chairman of the Board of Trustees of the Hong Kong Centre for Economic Research, a member of the Shanghai People’s Political Consultative Committee and a member of the Board of Trustees of Shanghai’s Fudan University.

     He received a Bachelor of Arts degree in economics from the University of Chicago and is currently a member of the Board of Trustees of the university.

APPENDIX 4	PARTICULARS CONCERNING RETIRING DIRECTORS

     As at the Latest Practicable Date, Mr Yuen had the following interest, which represented the interest in underlying Shares in respect of the Options granted by the Company to him as beneficial owner. The details of which are set out below:.

Date of grant	Vesting period	Exercisable period	Exercise price	Number of options outstanding
(Note)	(Note)	(Note)	(HK$)

08.28.1999	08.17.2000 to	08.17.2003 to	11.7800	2,134,000
	08.17.2004	08.17.2009
08.26.2000	08.26.2001 to	08.26.2001 to	60.1200	3,200,000
	08.26.2005	08.26.2010
02.20.2001	08.26.2001 to	08.26.2001 to	16.8400	3,200,000
	08.26.2005	01.22.2011
07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	8,534,000
	07.25.2006	07.23.2013

Note: All dates are shown month/day/year.

     Mr Yuen has a service contract with the Company which may be terminated, by either side, on six months’ notice. Pursuant to his service contract, his emoluments recorded in 2004 were HK$18.6 million.

     Professor Chang Hsin-kang, aged 64, is an independent non-executive director of PCCW.

     Professor Chang has been President and University Professor of City University of Hong Kong since 1996. Prior to joining City University, he was Dean of the School of Engineering at the University of Pittsburgh in the US from 1994 to 1996, Founding Dean of the School of Engineering at Hong Kong University of Science and Technology from 1990 to 1994 and Chairperson of the Department of Biomedical Engineering at University of Southern California from 1985 to 1990. He received his BSc in Civil Engineering from National Taiwan University, MS in Structural Engineering from Stanford University and PhD in Fluid Mechanics and Biomedical Engineering from Northwestern University.

     He has taught at several major universities in North America and served in a number of science and technology organizations and public advisory bodies in both the United States and Hong Kong.

     Professor Chang is a Foreign Member of the Royal Academy of Engineering of the United Kingdom and Chevalier dans L’Ordre National de la Légion d’Honneur of France. He was appointed Justice of Peace in July 1999 and was also awarded the Gold Bauhinia Star by the Government of Hong Kong Special Administrative Region in July 2002.

     Professor Chang serves as an independent non-executive director of Pacific Century Insurance Holdings Limited and Pacific Century Insurance Company Limited, both of which are subsidiaries of Pacific Century Regional Developments Limited, a substantial shareholder of PCCW.

     As at the Latest Practicable Date, he holds 64,000 Shares.

APPENDIX 4	PARTICULARS CONCERNING RETIRING DIRECTORS

     Dr Fung Kwok King, Victor, aged 59, is an independent non-executive director of PCCW. Dr Fung served as a non-executive director of former Cable & Wireless HKT Limited from November 5, 1992 until August 17, 2000.

     Dr Fung is Chairman of the Li & Fung Group of companies (including publicly listed Li & Fung Limited, Integrated Distribution Services Group Limited and Convenience Retail Asia Limited), the Airport Authority Hong Kong, the Hong Kong University Council, the Greater Pearl River Delta Business Council and the Hong Kong — Japan Business Co-operation Committee.

     He is a member of Chinese People’s Political Consultative Conference and the Hong Kong Government Judicial Officers Recommendation Committee. He is also an independent non-executive director of Bank of China (Hong Kong) Limited, Orient Overseas (International) Limited and Sun Hung Kai Properties Limited. Dr Fung holds Bachelor and Master Degrees in Electrical Engineering from the Massachusetts Institute of Technology, and a Doctorate in Business Economics from Harvard University. In 2003, the Government of the Hong Kong Special Administrative Region awarded Dr Fung the Gold Bauhinia Star for distinguished service to the community.

     Dr Fung does not have any interests in the Company within the meaning of Part XV of the Securities and Futures Ordinance.

     The Hon Raymond George Hardenbergh Seitz, aged 64, is an independent non-executive director of PCCW and chairman of the Remuneration Committee of the Board. He was a non-executive director of PCCW from October 2000 and was re-designated an independent non-executive director on February 1, 2005. He is a director and member of the Special Committee of Hollinger International Inc. and a director of Chubb Corporation, both of which are listed on The New York Stock Exchange, Inc.

     He was vice-chairman of Lehman Brothers International from April 1995 to April 2003 and was US Ambassador to Great Britain from 1991 to 1994. Prior to that, he was US Assistant Secretary of State for Europe from 1989 to 1991 and Minister at the US Embassy in London from 1984 to 1989.

     Mr Seitz does not have any interests in the Company within the meaning of Part XV of the Securities and Futures Ordinance.

     Other than the positions referred above, Mr Yuen, Professor Chang, Dr Fung and Mr Seitz do not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company.

     There is no service contract entered into between Professor Chang, Dr Fung or Mr Seitz and the Company. Pursuant to the Articles, they are subject to retirement by rotation and will be eligible for re-election at the AGM. Each of Professor Chang, Dr Fung and Mr Seitz receives a director’s fee of HK$200,000 per annum which is subject to review by the Board from time to time pursuant to the power given to it under the Articles.

     Save as disclosed above, there are no other matters relating to the re-election of the Retiring Directors that need to be brought to the attention of the Shareholders.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE OF ANNUAL GENERAL MEETING

     Notice is hereby given that the Annual General Meeting of PCCW Limited (the “Company”) will be held on Monday, May 23, 2005 at 11:00 a.m. in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong, for the following purposes:

Ordinary Business

1.	To receive and adopt the Audited Financial Statements of the Company and the Reports of the Directors and the Auditors for the year ended December 31, 2004.

2.	To declare a final dividend of 9.6 HK cents in respect of the year ended December 31, 2004.

3.	To re-elect Directors and authorize the Directors to fix the remuneration of Directors.

4.	To re-appoint Messrs PricewaterhouseCoopers as Auditors and authorize the Directors to fix their remuneration.

Special Business

To consider and, if thought fit, pass the following as Ordinary Resolutions:

5.	“THAT:

	(a)	subject to paragraphs (b) and (c) of this Resolution, the Directors be and are hereby granted an unconditional general mandate to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into such shares, options, warrants or similar rights to subscribe for any shares in the Company or such convertible securities and to make or grant offers, agreements and options in respect thereof;

	(b)	such mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

NOTICE OF ANNUAL GENERAL MEETING

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to paragraph (a) above, otherwise than pursuant to:

	(i)	a Rights Issue;

	(ii)	the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company;

	(iii)	the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or

	(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company;

shall not exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution;

(d)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution up to:

	(i)	the conclusion of the next annual general meeting of the Company;

	(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the Articles of Association of the Company to be held; or

	(iii)	the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting,

whichever is the earliest; and

“Rights Issue” means an offer of shares open for a period fixed by the Directors to holders of shares on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong).”

NOTICE OF ANNUAL GENERAL MEETING

6.	“THAT:

	(a)	subject to paragraph (b) of this Resolution, the Directors be and are hereby granted an unconditional general mandate to repurchase on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), or any other stock exchange on which the securities of the Company are or may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, shares in the Company including any form of depositary receipt representing the right to receive such shares issued by the Company and that the exercise by the Directors of all powers of the Company to repurchase such securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

	(b)	the aggregate nominal amount of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution;

	(c)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution up to:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the articles of association of the Company to be held; or

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting,

whichever is the earliest.”

7.	“THAT subject to the passing of Ordinary Resolution No.6 set out in the notice of this Meeting, the aggregate nominal amount of share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to and in accordance with the mandate granted under Ordinary Resolution No.5 set out in the notice of this Meeting be and is hereby increased and extended by the addition of the aggregate nominal amount of the shares in the capital of the Company which may be repurchased by the Company pursuant to and in accordance with the mandate granted under Ordinary Resolution No.6 set out in the notice of this Meeting, provided that such amount shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this Resolution.”

NOTICE OF ANNUAL GENERAL MEETING

8.	“THAT pursuant to Clause 9(C) of the share option scheme (the “Scheme”) adopted by the Company on May 19, 2004, approval be and is hereby generally and unconditionally granted for “refreshing” the 10 percent general limit under the Scheme provided that (i) the total number of shares of HK$0.25 each in the share capital of the Company which may be issued upon the exercise of all options to be granted under the Scheme and any other share option schemes of the Company under the limit as “refreshed” hereby shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution; and (ii) options previously granted under the Scheme and any other share option schemes of the Company (including options outstanding, cancelled, lapsed or exercised in accordance with the terms of the Scheme or any other share option schemes of the Company) shall not be counted for the purpose of calculating the 10 percent as “refreshed” hereby.”

9.	“THAT with effect from the conclusion of this Meeting, the rules of the share option scheme of Pacific Century Premium Developments Limited (“PCPD”, a subsidiary of the Company which is listed on the Main Board of The Stock Exchange of Hong Kong Limited) (a copy of which has been produced to this Meeting and marked “A”) (the “PCPD Share Option Scheme”), and conditionally on the approval of the PCPD Share Option Scheme by the shareholders of PCPD be and they are hereby approved and that the Directors of the Company acting together, individually or by committee be and they are hereby authorized to approve any amendments to the rules of the PCPD Share Option Scheme as may be acceptable or not objected to by The Stock Exchange of Hong Kong Limited, and to take all such steps as may be necessary, desirable or expedient to carry into effect the PCPD Share Option Scheme subject to and in accordance with the terms thereof with effect from the conclusion of this Meeting.”

To consider and, if thought fit, pass the following as a Special Resolution:

10.	“THAT the Articles of Association of the Company be and are hereby amended in the following manner:

	(a)	By deleting the words “two months” in the second line of Article 15 and substituting therefor the words “such period of time as may be prescribed by the Companies Ordinance or the Listing Rules”.

	(b)	By deleting the words “not be less than two” of Article 91 and substituting therefor the words “not be less than such number as may be specified in the Companies Ordinance or the Listing Rules”.

	(c)	By deleting the words “never be less than two” of Article 101 and substituting therefor the words “never be less than such number as may be specified in the Companies Ordinance or the Listing Rules”.

NOTICE OF ANNUAL GENERAL MEETING

(d)	By deleting the existing Article 125 in its entirety and substituting therefor with the following new Article 125:

“The Board may delegate any of its powers to committees consisting of such member or members of its body and/or any other person(s) as the Board thinks fit. A committee delegated by the Board shall have full power to further delegate any of its powers to sub-committees consisting of any persons as the Board or such committee think fit and, for the avoidance of doubt, any such sub-committee shall have the power to delegate to a further sub-committee. Accordingly, the term ‘Committee’ when used in these Articles shall be taken to refer to a committee appointed by the Board, a sub-committee of such committee or a further sub-committee, as applicable. The Board or any committee may, from time to time, revoke any delegation made by it pursuant to this Article 125 or revoke the appointment of and discharge any such committee either wholly or in part, and either as to person or purposes. Every committee formed pursuant to this Article 125 shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed upon it by the Board or relevant committee, and any such appointment may be upon terms and subject to such conditions as the Board or such committee, as applicable, may think fit. Notwithstanding any other provision of these Articles, the Board or relevant committee may impose any regulations it sees fit upon any committee established by it.”

(e)	By deleting the words “of the Board” in the second line of Article 127 and the first line of Article 128, respectively.”

By Order of the Board
PCCW Limited
Hubert Chak
Company Secretary

Hong Kong, April 22, 2005

Notes:

1.	Any member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead in accordance with the Articles of Association of the Company. A proxy need not be a member of the Company.

2.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders is present at any meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

NOTICE OF ANNUAL GENERAL MEETING

3.	The form of proxy and the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy of such power of attorney or authority) must be deposited at the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than 48 hours before the time for holding the Annual General Meeting (or any adjournment thereof), and otherwise the form of proxy shall not be treated as valid. The completion and return of the form of proxy shall not preclude members of the Company from attending and voting in person at the Annual General Meeting (or any adjourned meeting thereof) should they so wish.

4.	In accordance with the Company’s Articles of Association, the following categories of members may demand that the vote in respect of any resolution to be put to the annual general meeting should be taken on a poll:

	(a)	at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

	(b)	any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

	(c)	any member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to or not less than one-tenth of the total sum paid up on all the shares conferring that right.

A poll may be so demanded before or on the declaration of the result of the show of hands.

Electronic Communications

     This circular in both English and Chinese is now available in printed form and on the Company’s website at www.pccw.com.

     Shareholders who have chosen to receive this circular by electronic means through the Company’s website and who, for any reason, have difficulty in receiving or gaining access to this circular will promptly upon written request to the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited, be sent this circular in printed form free of charge.

     Shareholders may change their means of receipt of the Company’s corporate communications at any time, free of charge, by notice in writing to the Company’s Share Registrars at:

To: PCCW Limited
c/o Share Registrars
Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen’s Road East, Wan Chai
Hong Kong

fax: +852 2529 6087/+852 2865 0990
email: hkinfo00008@computershare.com.hk

Item 2

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

Annual General Meeting to be held on
May 23, 2005 (or any adjournment thereof)
Form of proxy for use at the Annual General Meeting
I/We [1]
of
being the registered holder(s) of2	shares of HK$0.25 each in the capital of PCCW Limited (the “Company”),
HEREBY APPOINT[3] the chairman of the annual general meeting or any adjournment thereof (the “Meeting”), or of
as my/our proxy to attend for me/us at the Meeting to be held in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong, on Monday, May 23, 2005 at 11:00 a.m. for the purpose of considering and, if thought fit, passing the following resolutions as set out in the notice convening the Meeting and at the Meeting to vote on behalf of me/us and in my/our name(s) in respect of the said resolutions as hereunder indicated.

	Ordinary Resolutions	For[4]	Against[4]
1	To receive and adopt the Audited Financial Statements of the Company and the Reports of the Directors and the Auditors for the year ended December 31, 2004
2	To declare a final dividend of 9.6 HK cents
3	(a) To re-elect Mr Zhang Chunjiang as Director
(b) To re-elect Dr Tian Suning as Director
(c) To re-elect Dr Fan Xingcha as Director
(d) To re-elect Mr Yuen Tin Fan, Francis as Director
(e) To re-elect Prof Chang Hsin-kang as Director
(f) To re-elect Dr Fung Kwok King, Victor as Director
(g) To re-elect The Hon Raymond George Hardenbergh Seitz as Director
(h) To authorize the Directors to fix the remuneration of Directors
4	To re-appoint PricewaterhouseCoopers as Auditors and authorize the Directors to fix their remuneration
5	To approve a general mandate to the Directors to issue additional shares
6	To approve a general mandate to the Directors to repurchase the Company’s own securities
7	To extend the general mandate granted to the Directors pursuant to item 5
8	To refresh the existing share option scheme of the Company
9	To approve the new share option scheme of the Company’s subsidiary Pacific Century Premium Developments Limited
Special Resolution
10	To approve the amendments to the Articles of Association of the Company

Signature[5]	Date

NOTES:

1.	Full name(s) and address(es) must be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares of the Company registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

3.	If any proxy other than the chairman of the Meeting is preferred, please strike out “the chairman of the annual general meeting or any adjournment thereof (the “Meeting”), or” and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE
PERSON(S) WHO SIGN(S) IT.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RELEVANT RESOLUTION, TICK THE BOX MARKED “AGAINST”. Failure to tick either box will entitle your proxy to cast your vote or abstain at his discretion on the relevant resolution. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.

5.	This instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal, or under the hand of an officer or attorney duly authorised.

6.	Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holders of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

7.	Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he was solely entitled thereto; but if more than one of such joint holders shall be present at the Meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

8.	The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy of that power or authority) must be deposited with the Share Registrars of the Company, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than forty-eight hours before the time for holding the Meeting at which the person named in such instrument proposes to vote, and otherwise the instrument of proxy shall not be treated as valid.

9.	Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the Meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

Item 3

(Incorporated in Hong Kong with limited liability) (Stock Code: 0008) NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of PCCW Limited (the “Company”) will be held on Monday, May 23, 2005 at 11:00 a.m. in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong, for the following purposes:
Ordinary Business
1.	To receive and adopt the Audited Financial Statements of the Company and the Reports of the Directors and the Auditors for the year ended December 31, 2004.
2.	To declare a final dividend of 9.6 HK cents in respect of the year ended December 31, 2004.
3.	To re-elect Directors and authorize the Directors to fix the remuneration of Directors.
4.	To re-appoint Messrs PricewaterhouseCoopers as Auditors and authorize the Directors to fix their remuneration.
Special Business
To consider and, if thought fit, pass the following as Ordinary Resolutions:
5.	“THAT:
	(a)	subject to paragraphs (b) and (c) of this Resolution, the Directors be and are hereby granted an unconditional general mandate to allot, issue and deal with additional shares in the capital of the Company and to allot, issue or grant securities convertible into such shares, options, warrants or similar rights to subscribe for any shares in the Company or such convertible securities and to make or grant offers, agreements and options in respect thereof;
	(b)	such mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;
	(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to paragraph (a) above, otherwise than pursuant to:
(i) a Rights Issue;
(ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company;
(iii) the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or
(iv) any scrip dividend or similar a rrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company; shall not exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution;
	(d)	for the purpose of this Resolution:
“Relevant Period” means the period from the passing of this Resolution up to:
(i) the conclusion of the next annual general meeting of the Company;
(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the Articles of Association of the Company to be held; or
(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting, whichever is the earliest; and
“Rights Issue” means an offer of shares open for a period fixed by the Directors to holders of shares on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong).”
6.	“THAT:
	(a)	subject to paragraph (b) of this Resolution, the Directors be and are hereby granted an unconditional general mandate to repurchase on The Stock Exchange of Hong Kong Limited (the “ Stock Exchange”), or any other stock exchange on which the securities of the Company are or may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, shares in the Company including any form of depositary receipt representing the right to receive such shares issued by the Company and that the exercise by the Directors of all powers of the Company to repurchase such securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;
	(b)	the aggregate nominal amount of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution;
	(c)	for the purpose of this Resolution:
“Relevant Period” means the period from the passing of this Resolution up to:
(i) the conclusion of the next annual general meeting of the Company;
(ii) the expiration of the period within which the next annual general meeting of the Company is required by any applicable law or the articles of association of the Company to be held; or
(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting, whichever is the earliest.”
7.	“ THAT subject to the passing of Ordinary Resolution No.6 set out in the notice of this Meeting, the aggregate nominal amount of share capital of the Company that may be a llotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to and in accordance with the mandate granted under Ordinary Resolution No.5 set out in the notice of this Meeting be and is hereby increased and extended by the addition of the aggregate nominal amount of the shares in the capital of the Company which may be repurchased by the Company pursuant to and in accordance with the mandate granted under Ordinary Resolution No.6 set out in the notice of this Meeting, provided that such amount shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this Resolution.”
8.	“THAT pursuant to Clause 9(C) of the share option scheme (the “Scheme”) adopted by the Company on May 19, 2004, approval be and is hereby generally and unconditionally granted for “refreshing” the 10 percent general limit under the Scheme provided that (i) the total number of shares of HK$0.25 each in the share capital of the Company which may be issued upon the exercise of all options to be granted under the Scheme and any other share option schemes of the Company under the limit as “refreshed” hereby shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution; and (ii) options previously granted under the Scheme and a ny other share option schemes of the Company (including options outstanding, cancelled, lapsed or exercised in accordance with the terms of the Scheme or any other share option schemes of the Company) shall not be counted for the purpose of calculating the 10 percent as “ refreshed” hereby.”
9.	“THAT with effect from the conclusion of this Meeting, the rules of the share option scheme of Pacific Century Premium Developments Limited (“PCPD”, a subsidiary of the Company which is listed on the Main Board of The Stock Exchange of Hong Kong Limited) (a copy of which has been produced to this Meeting and marked “A”) (the “PCPD Share Option Scheme ”), and conditionally on the approval of the PCPD Share Option Scheme by the shareholders of PCPD be and they are hereby approved and that the Directors of the Company acting together, individually or by committee be and they are hereby authorized to approve any amendments to the rules of the PCPD Share Option Scheme as may be acceptable or not objected to by The Stock Exchange of Hong Kong Limited, and to take all such steps as may be necessary, desirable or expedient to carry into effect the PCPD Share Option Scheme subject to and in accordance with the terms thereof with effect from the conclusion of this Meeting.”
To consider and, if thought fit, pass the following as a Special Resolution:
10.	“THAT the Articles of Association of the Company be and are hereby amended in the following manner:
	(a)	By deleting the words “ two months” in the second line of Article 15 and substituting therefor the words “such period of time as may be prescribed by the Companies Ordinance or the Listing Rules”.
	(b)	By deleting the words “ not be less than two” of Article 91 and substituting therefor the words “ not be less than such number as may be specified in the Companies Ordinance or the Listing Rules”.
	(c)	By deleting the words “ never be less than two” of Article 101 and substituting therefor the words “ never be less than such number as may be specified in the Companies Ordinance or the Listing Rules”.
(d)	By deleting the existing Article 125 in its entirety and substituting therefor with the following new Article 125:
“The Board may delegate any of its powers to committees consisting of such member or members of its body and/or any other person(s) as the Board thinks fit. A committee delegated by the Board shall have full power to further delegate any of its powers to sub-committees consisting of any persons as the Board or such committee think fit and, for the avoidance of doubt, any such sub-committee shall have the power to delegate to a further sub-committee. Accordingly, the term ‘Committee’ when used in these Articles shall be taken to refer to a committee appointed by the Board, a sub-committee of such committee or a further sub-committee, as applicable. The Board or any committee may, from time to time, revoke any delegation made by it pursuant to this Article 125 or revoke the appointment of and discharge any such committee either wholly or in part, and either as to person or purposes. Every committee formed pursuant to this Article 125 shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed upon it by the Board or relevant committee, and any such appointment may be upon terms and subject to such conditions as the Board or such committee, as applicable, may think fit. Notwithstanding any other provision of these Articles, the Board or relevant committee may impose any regulations it sees fit upon any committee established by it.”
	(e)	By deleting the words “ of the Board” in the second line of Article 127 and the first line of Article 128, respectively.”

By Order of the Board PCCW Limited Hubert Chak Company Secretary

Hong Kong, April 22, 2005
Notes
1.	Any member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead in accordance with the Articles of Association of the Company. A proxy need not be a member of the Company.
2.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders is present at any meeting personally or by proxy, that one of the holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.
3.	The form of proxy and the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy of such power of attorney or authority) must be deposited at the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than 48 hours before the time for holding the Annual General Meeting (or any a djournment thereof), and otherwise the form of proxy shall not be treated as valid. The completion and return of the form of proxy shall not preclude members of the Company from attending and voting in person at the Annual General Meeting (or any adjourned meeting thereof) should they so wish.
4.	In accordance with the Company’s Articles of Association, the following categories of members may demand that the vote in respect of any resolution to be put to the a nnual general meeting should be taken on a poll:
	(a)	at least three members present in person or by proxy for the time being entitled to vote at the meeting; or
	(b)	any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or
	(c)	any member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to or not less than one-tenth of the total sum paid up on all the shares conferring that right.
A poll may be so demanded before or on the declaration of the result of the show of hands.
The Directors of the Company as at the date of this announcement are as follows:
Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert
Non-Executive Directors: Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman); Dr Fan Xingcha
Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo,CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz